Exhibit 99.1

Fang to Hold 2016 Annual General Meeting on September 8, 2016

BEIJING, August 9, 2016 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), the leading real estate Internet portal in China, today announced that it would hold its 2016 annual general meeting of shareholders at Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China on September 8, 2016 at 10:30 a.m. (local time). The proposals to be submitted for shareholders’ approval at the annual general meeting are the re-election of Ms. Zhizhi Gong as a member of the board of directors of the Company (the “Board”) and change of the Company’s name from SouFun Holdings Limited to Fang Holdings Limited. The Board has fixed August 8, 2016 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang
CFO
Phone: +86-10-5631-9668
Email: huangcangsang@fang.com